SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO ‘ 240.13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO

‘ 240.13d-2(a)

(Amendment No. 4)*

LAKES ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

51206P 10 9

(CUSIP Number)

Lyle Berman

c/o Lakes Entertainment, Inc.

130 Cheshire Lane

Minnetonka, MN 55305

(952) 449-7000

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon Edelman Borman & Brand, LLP

90 South 7th Street, Suite 3300

Minneapolis, MN 55402

(612-672-8200)

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

November 4, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 51206P 10 9	Page 2 of 6 Pages

1	Names of reporting persons Lyle Berman
2	Check the appropriate box if a member of a group: (a) ☑ (b) ☐
3	SEC use only
4	Source of funds* N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,565,276 Shares
	8	Shared voting power 0 Shares
	9	Sole dispositive power 4,565,276 Shares
	10	Shared dispositive power 0 Shares
11	Aggregate amount beneficially owned by each reporting person 4,565,276 Shares
12	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13	Percent of class represented by amount in Row 11 17.2%
14	Type of reporting person IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $.01 par value per share (the “Shares”), of Lakes Entertainment, Inc., a Minnesota corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive office is 130 Cheshire Lane, Minnetonka, MN 55305.

Item 2. Identity and Background.

(a)-(c) Lyle Berman, the person filing this Amendment to Schedule 13D (the “Reporting Person”), is the Chairman of the Board and Chief Executive Officer of the Company. His business address is 130 Cheshire Lane, Minnetonka, MN 55305.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received these shares from his former spouse pursuant to a marriage dissolution agreement.

Item 4. Purposes of Transaction.

The shares of Lakes Entertainment, Inc. Common Stock subject to this Statement are held by the Reporting Person solely for investment purposes. The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company. Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.

The Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a), (b) The Reporting Person beneficially owns and has sole voting power and sole power to dispose with respect to 4,565,276 shares of Common Stock, including:

(i) 3,651,666 shares held by the Lyle A. Berman Revocable Trust;

(ii) options to purchase 167,804 shares (held by the Lyle A. Berman Revocable Trust) that may be exercised within 60 days;

(iii) 422,806 shares held by Berman Consulting Corp. (a Minnesota corporation wholly-owned by the Reporting Person); and

(iv) 323,000 shares held by Berman Consulting Corp.’s profit sharing plan.

The Reporting Person holds 17.2% of the issuer’s Common Stock. Based upon the most recently filed Form 10-Q, the Issuer has 26,405,679 shares outstanding as of August 5, 2011.

(c) The following transactions have taken place in the past 60 days:

Transaction	Date	No. of Shares	Price per share
Transfer from former spouse pursuant to marriage settlement agreement (see Item 6 below)	11/4/2011	549,984	See Item 6 below

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Agreement, Understandings With Respect to Securities of the Issuer.

In July, 2010, the Reporting Person entered into a Stipulation (the “Stipulation”) with his former spouse, Janis Berman, in connection with their previous divorce settlement. Pursuant to the Stipulation, the Reporting Person transferred to Janis Berman 549,984 shares of common stock of the Company (the “Shares”) with an aggregate market value of $1,100,000. The Reporting Person had certain rights to acquire the Shares by paying to Ms. Berman certain amounts owing her. On November 4, 2011, the Reporting Person acquired the Shares from Ms. Berman in a transfer incident to the Stipulation. The information provided herein is qualified by reference to the full text of the Stipulation, a copy of which is incorporated herein by reference to Exhibit 99.1 to Amendment No. 3 of Schedule 13D and incorporated by reference to this Item 6.

Other than as stated above, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7. Exhibits.

99.1 Stipulation between Janis Berman and Lyle Berman entered into in July 2010 (incorporated by reference to Exhibit 99.1 to the Schedule 13D amendment filed by the Reporting Person on August 24, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2011	/s/ Lyle Berman
Lyle Berman

849416

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